

MAIL STOP 3561

April 21, 2009

Donald G. Ezzell, Esq.
Vice President and General Counsel
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, California 92211

   **Re: Heckmann Corporation**
      **Registration Statement on Form S-3**
      **Filed March 27, 2009**
      **File No. 333-158266**

      **Form 10-K for Fiscal Year ended December 31, 2008**
      **Filed March 16, 2009**
      **File No. 1-33816**

Dear Mr. Ezzell:

   We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. Please refer to the comment below regarding your Form 10-K and the lack of a report on internal control over financial reporting. It is the staff's view that the omission of these reports renders the annual report on Form 10-K materially deficient. As a result, the registrant is not timely or current in its Exchange Act reporting. See Question and Answer 115.02 of the Regulation S-K Compliance and Disclosure Interpretations. Please revise on a form that is available to you or advise.

Signatures

2. Please include the signature of your controller or principal accounting officer. If the controller or principal accounting officer has signed the form, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed, and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2) to Form 10-K.

Form 10-K for the fiscal year ended 12/31/08

Item 9A. Controls and Procedures, page 44

3. We note the statement on page 46 that your CEO and CFO "determined that it was impractical for [you] to make an assessment of China Water's internal controls as of December 31, 2008" and that "[a]s a result, this Annual Report does not include a report of management's assessment of internal controls over financial reporting or an attestation report of [your] independent registered public accounting firm." Please revise to comply with Item 308 of Regulation S-K.

4. In this regard, please revise the last risk factor on page five accordingly.

Exhibits 31.1 and 31.2, Certifications

5. We note that the language of the certifications departs in some respects from the language required by Item 601(b)(31) of Regulation S-K. Specifically, the necessary statements concerning ICFR in paragraph 4 and subsection 4(b) are omitted. Please revise to include the required language.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or Jim Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,


John Reynolds
Assistant Director


cc:     Steven D. Pidgeon, Esq.
        Fax: 480/606-5524